UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Amendment No. __)*

THE SECURITIES EXCHANGE ACT OF 1934

New Mountain Guardian IV Income Fund, L.L.C.
(Name of Issuer)

Units of Limited Liability Company Interests
(Title of Class of Securities)

N/A
(CUSIP Number)

Paseo de la Castellana 189 1st and 2nd Floors Madrid Spain 28046 Attention: Javier Feliu Martin 93 887 25 25
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 17, 2023
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. N/A

1	Name of Reporting Persons Pensions Caixa 2, Fondo De Pensiones

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds* WC (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Spain

Number of Units Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 13,500

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 13,500

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,500

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Units * ☐

13	Percent of Class Represented by Amount in Row (11) 0.2%

14	Type of Reporting Person OO

SCHEDULE 13D

CUSIP No. N/A

1	Name of Reporting Persons Pensions Caixa 30, Fondo De Pensiones

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds* WC (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Spain

Number of Units Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 816,500

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 816,500

11	Aggregate Amount Beneficially Owned by Each Reporting Person 816,500

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Units * ☐

13	Percent of Class Represented by Amount in Row (11) 11.8%

14	Type of Reporting Person OO

SCHEDULE 13D

CUSIP No. N/A

1	Name of Reporting Persons Vidacaixa, S.A.U. De Seguros Y Reaseguros

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds* WC (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Spain

Number of Units Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,375,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,375,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,375,000

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Units * ☐

13	Percent of Class Represented by Amount in Row (11) 19.9%

14	Type of Reporting Person OO

CUSIP No.          N/A

Item 1.	Security and Issuer.

This statement on Schedule 13D (the "Schedule 13D") relates to the units of limited liability company interests (the “Units”) of New Mountain Guardian IV Income Fund, L.L.C. (the “Issuer”). The principal executive office of the Issuer is 1633 Broadway, 48th Floor, New York, New York 10019.

Item 2.	Identity and Background.

(a) – (c), (f)

This Schedule 13D is being filed pursuant to Rule 13d-1(a) under the Securities Exchange Act of 1934, as amended, by:

i. Pensions Caixa 2, Fondo De Pensiones, ("Pension Fund 2"), a Spanish entity

Paseo de la Castellana 189

1st and 2nd Floors

Madrid Spain 28046

ii. Pensions Caixa 30, Fondo De Pensiones, ("Pension Fund 30"), a Spanish entity

Paseo de la Castellana 189

1st and 2nd Floors

Madrid Spain 28046

iii. Vidacaixa, S.A.U. De Seguros Y Reaseguros, ("Vidacaixa"), a Spanish entity

Paseo de la Castellana 189

1st and 2nd Floors

Madrid Spain 28046

The entities listed in items (i)-(iii) are collectively referred to herein as the "Reporting Persons". The Reporting Persons have entered into a joint filing agreement, a copy of which is attached hereto as Exhibit A.

The principal business of each of Pension Fund 2 and Pension Fund 30 is as a corporate pension fund. The principal business of Vidacaixa is to act as an insurance company and serve as the investment manager to pension funds including Pension Fund 2 and Pension Fund 30. Vidacaixa is a direct wholly owned subsidiary of CaixaBank, S.A., an integrated financial group, which provides banking and insurance services. Each Reporting Person disclaims beneficial ownership of the reported securities except to the extent of its pecuniary interest therein.

Set forth on Annex A attached hereto is the name and present principal occupation or employment, principal business address and citizenship of the executive officers and directors of VidaCaixa. To the best of VidaCaixa's knowledge, except as otherwise set forth herein, none of the persons listed on Annex A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

(d) During the last five years, none of the Reporting Persons, nor any person listed on Annex A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons, nor any person listed on Annex A hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On May 23, 2023, each of Pension Fund 2, Pension Fund 30 and VidaCaixa entered into a subscription agreement with the Issuer (the "Subscription Agreements") whereby each agreed to purchase Units for an aggregate purchase price equal to $270,000, $16,330,000 and $10,900,000 respectively (each, a "Capital Commitment"). Pursuant to the Subscription Agreements, the Reporting Persons will be required to make capital contributions to purchase Units at a specified time (subject to applicable cure periods) each time the Issuer delivers a drawdown notice, which will be issued based on the Issuer’s anticipated investment activities and capital needs in an aggregate amount not to exceed each Capital Commitment. On May 31, 2023, the Issuer delivered a capital drawdown notice to the Reporting Persons, pursuant to which each of Pension Fund 2, Pension Fund 30 and VidaCaixa were obligated to make a capital contribution to purchase 5,400, 326,600 and 218,000 Units respectively, at $10 per Unit for an aggregate purchase price of $54,000, $3,266,000 and $2,180,000 respectively. The purchases closed on June 14, 2023. On October 17, 2023, the Issuer delivered to each Reporting Person a capital drawdown notice, pursuant to which each of Pension Fund 2, Pension Fund 30 and VidaCaixa were obligated to make a capital contribution to purchase 8,100, 489,900 and 327,000 Units respectively at $10 per Unit for an aggregate purchase price of $81,000, $4,899,000 and $3,270,000 respectively. The purchase will close on or about October 31, 2023. The source of funds for the purchases of such Units was working capital of each Reporting Person. Additionally, the information contained in Item 6 below is incorporated herein by reference.

The foregoing description of the Subscription Agreements do not purport to be complete and are qualified in their entirety by reference to the Subscription Agreement, a copy of the form of which is attached as Exhibit B hereto and is incorporated herein by reference.

Item 4.	Purpose of Transaction.

The information contained in Item 3 above and Item 6 below is incorporated herein by reference.

The acquisition of the Units as described under Item 3 is solely for investment purposes. Each Reporting Person evaluates its investments in the Units on a continual basis.

The Reporting Persons reserve the right to be in contact with members of the Issuer’s management, the members of the Issuer’s board of directors, other significant unitholders and others regarding alternatives that the Issuer could employ to increase unitholder value. The Reporting Persons reserve the right to effect transactions that would change the number of Units they may be deemed to beneficially own.

The Reporting Persons further reserve the right to act in concert with any other unitholders of the Issuer, or other persons, for a common purpose should it determine to do so, and/or to recommend courses of action to the Issuer’s management, the Issuer’s board of directors, the Issuer’s unitholders, and others.

The Reporting Persons have no present plans, proposals or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Although the foregoing reflects activities presently contemplated by the Reporting Persons with respect to the Issuer, the foregoing is subject to change at any time.

Item 5. Interest in Securities of the Issuer.

The information set forth in the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 5.

(a) and (b) As of the date hereof, Pension Fund 2 directly holds 13,500 Units representing approximately 0.2% of the outstanding Units, Pension Fund 30 directly holds 816,500 Units representing approximately 11.8% of the outstanding Units and VidaCaixa directly holds 545,000 Units representing approximately 7.9% of the outstanding Units. The beneficial ownership percentage assumes that there are 6,887,500 Units outstanding following the issuance of all capital drawdown notices to date, based on information provided by the Issuer.

Vidacaixa as the investment manager to Pension Fund 2 and Pension Fund 30 may be deemed to be the beneficial owner of the securities reported herein. CaixaBank, S.A. as the parent to Vidacaixa may be deemed to be the beneficial owner of the securities reported herein. The filing of this Schedule 13D shall not be construed as an admission that any of the above-listed entities is the beneficial owner of any securities covered by this Schedule 13D.

(c)            Except as disclosed in this Schedule 13D, none of the Reporting Persons, or, to the best knowledge of the Reporting Persons, any other individual named in Item 2 has engaged in any transaction in any Units during the 60 calendar days preceding the date of this filing.

(d)            To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Units of the Issuer reported as beneficially owned by the Reporting Persons herein.

(e)            Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information contained in Items 3, 4 and 5 hereof is incorporated by reference to this Item 6.

On May 23, 2023, each of the Reporting Persons entered into an Amended and Restated Limited Liability Company Agreement (the “Issuer LLC Agreement”) and Subscription Agreement with the Issuer.

Pursuant to the Subscription Agreement, each of Pension Fund 2, Pension Fund 30 and VidaCaixa have agreed to purchase Units for an aggregate purchase price equal to $270,000, $16,330,000 and $10,900,000 respectively. As of the date hereof, $135,000, $8,165,000 and $5,450,000, respectively, of each Reporting Person’s Capital Commitments have been drawn down by the Issuer. Additional purchases of Units for a purchase price up to the Capital Commitment may occur in one or more subsequent closings on dates to be selected by the Issuer in accordance with the Issuer LLC Agreement. The purchase price for future drawdown dates will be (i) where the then-current net asset value (“NAV”) per Unit is greater than or equal to $9.70, $10.00, (ii) where the then-current NAV per Unit plus allocable organizational and offering expenses per Unit is greater than or equal to $9.70, $10.00, and (iii) where the then-current NAV per Unit plus allocable organizational and offering expenses per Unit is less than $9.70, the greater of (A) NAV per Unit plus allocable organizational and offering expenses per Unit and (B) $9.50. The assignability and transferability of the Units are governed by the Issuer LLC Agreement, which imposes substantial restrictions on transfers.

The foregoing descriptions of the Issuer LLC Agreement and the Subscription Agreement, do not purport to be complete and are qualified in their entirety by reference to the Issuer LLC Agreement and the Subscription Agreement, copies or forms of which are attached as Exhibit B and Exhibit C, respectively, hereto and are incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons or, to the best of their knowledge, any of the persons named in Item 2 hereto and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit A – Joint Filing Agreement

Exhibit B – Subscription Agreement

Exhibit C – Amended and Restated Limited Liability Company Agreement of the Issuer (incorporated by reference to Exhibit 3.1 of the Issuer’s Amended Form 10 filed with the Commission on July 20, 2023).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 27, 2023

PENSIONS CAIXA 2, FONDO DE PENSIONES
By: VidaCaixa S.A.U. De Sequros Y Reaseguros, Investment Manager

By:	/s/ Eduardo Martínez de Aragón Remírez de Esparza
Name: Eduardo Martínez de Aragón Remírez de Esparza
Title: Deputy Investment Director

PENSIONS CAIXA 30, FONDO DE PENSIONES
By: VidaCaixa S.A.U. De Sequros Y Reaseguros, Investment Manager

By:	/s/ Eduardo Martínez de Aragón Remírez de Esparza
Name: Eduardo Martínez de Aragón Remírez de Esparza
Title: Deputy Investment Director

VIDACAIXA, S.A.U. DE SEGUROS Y REASEGUROS

By:	/s/ Eduardo Martínez de Aragón Remírez de Esparza
Name: Eduardo Martínez de Aragón Remírez de Esparza
Title: Deputy Investment Director

ANNEX A

EXECUTIVE OFFICERS AND DIRECTORS OF VIDACAIXA, S.A.U. DE SEGUROS Y REASEGUROS

Name and Position	Principal Occupation	Principal Business Address	Citizenship
Jordi Gual Solé, President and Director	President, Vidacaixa, S.A.U. De Seguros Y Reaseguros	Paseo de la Castellana 189 1st and 2nd Floors Madrid Spain 28046	Spain
Tomas Muniesa Arantegui, Vice President and Director	Vice President, Vidacaixa, S.A.U. De Seguros Y Reaseguros	Paseo de la Castellana 189 1st and 2nd Floors Madrid Spain 28046	Spain
Francisco Javier Valle T-Figueras, Executive Director	Director	Paseo de la Castellana 189 1st and 2nd Floors Madrid Spain 28046	Spain
Victor Manuel Allende Fernandez, Director	Director	Paseo de la Castellana 189 1st and 2nd Floors Madrid Spain 28046	Spain
Natividad Capella Pifarré ,Director	Director	Paseo de la Castellana 189 1st and 2nd Floors Madrid Spain 28046	Spain
Jordi Deulofeu Xicoira, Director	Director	Paseo de la Castellana 189 1st and 2nd Floors Madrid Spain 28046	Spain
M. Dolores Pescador Castrillo, Director	Director	Paseo de la Castellana 189 1st and 2nd Floors Madrid Spain 28046	Spain
Javier Ibarz Alegria, Director	Director	Paseo de la Castellana 189 1st and 2nd Floors Madrid Spain 28046	Spain
Paloma Jiménez Baena,Director	Director	Paseo de la Castellana 189 1st and 2nd Floors Madrid Spain 28046	Spain
Juan Manuel Negro Balbás, Director	Director	Paseo de la Castellana 189 1st and 2nd Floors Madrid Spain 28046	Spain
Francisco Garcia-Valdecasas Serra, Director	Director	Paseo de la Castellana 189 1st and 2nd Floors Madrid Spain 28046	Spain
Rafael Villaseca Marco, Director	Director	Paseo de la Castellana 189 1st and 2nd Floors Madrid Spain 28046	Spain
Jose Maria Leal Villalba, Director	Director	Paseo de la Castellana 189 1st and 2nd Floors Madrid Spain 28046	Spain
Esperanza del Hoyo López, Director	Director	Paseo de la Castellana 189 1st and 2nd Floors Madrid Spain 28046	Spain
Oscar Figueres Fortuna, Director	Director	Paseo de la Castellana 189 1st and 2nd Floors Madrid Spain 28046	Spain
Pablo Pernia Martin, Director	Director	Paseo de la Castellana 189 1st and 2nd Floors Madrid Spain 28046	Spain